UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

	By:	/s/ Zhigang Zhao
	Name:	Zhigang Zhao
	Title:	Chief Financial Officer
DATE: May 16, 2007

Exhibit 99.1

Simcere Pharmaceutical Group Reports First Quarter 2007 Results

First Quarter 2007 Net Income Increased 155.6% Year-over-Year

Nanjing, China, May 15, 2007 – Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals in China, today reported unaudited financial results for the first quarter ended March 31, 2007.

First Quarter 2007 Highlights

•	Total revenues increased 31.7% year-over-year to RMB 312.3 million (US$ 40.4 million);

•	Net income increased 155.6% to RMB 66.9 million (US$ 8.7 million) in the first quarter of 2007 from RMB 26.2 million in the same period a year ago; and

•

Gross margin increased to 81.7 % for the first quarter of 2007 from 78.8% in the same period a year ago. The improvement in gross margin reflects increased revenue contribution from higher gross margin products and continued stabilization of cost of sales.

“We are pleased to report strong results for the first quarter of 2007,” said Mr. Jinsheng Ren, Chairman and CEO of Simcere Pharmaceutical Group. “During the first quarter, we continued to enhance our market position through expanding hospital coverage and channel penetration. For example, in order to deepen the market penetration of Bicun, we hosted about 100 medical seminars across China and generated increasing awareness of Bicun among doctors. By the end of the first quarter, Bicun had been prescribed by approximately 1,000 hospitals in China. In the first quarter, we were able to increase Endu’s coverage in more than 100 hospitals. As of March 31, 2007, there were more than 500 hospitals prescribing Endu to treat their cancer patients.”

Mr. Ren continued, “Progress made in the development of pipeline products and extended clinical trials for Endu was in line with our expectation. We aim to obtain the SFDA approval for two of our pipeline products, Biapenem and Palonosetron, during the fourth quarter of 2007 and first half of 2008, respectively.”

Mr. Ren concluded, “Our growth in both total revenues and net income is a validation of our strengthened and improved business model, which aims to focus our resources on first-to-market and new drugs. On April 25, 2007, we successfully completed our initial public offering. We believe that, with the superior capital strength obtained from this offering, we are well-positioned to leverage our strong product development capabilities and well-established nationwide sales and distribution network to emerge as a leader in the pharmaceutical industry in China.”

Mr. Frank Zhao, CFO of Simcere Pharmaceutical Group, commented, “Strong revenue growth of our first-to-market branded generic drug Bicun and our new anti-cancer drug Endu contributed greatly to our first quarter financial result. Our successful initial public offering further strengthened our cash position and will broaden our acquisition opportunities for business or products with great commercialization potential.”

First Quarter 2007 Financial Results

Total revenues for the first quarter of 2007 were RMB 312.3 million (US$ 40.4 million), representing an increase of 31.7% from RMB 237.1 million reported for the same period in 2006;

Revenues from top five branded generic pharmaceutical products for the first quarter of 2007 totaled RMB 238.6 million (US$ 30.9 million), contributing 76.4% of the Company’s total revenues and representing an increase of 19.9% from RMB 198.9 million for the same period in 2006;

Revenue from Endu, the Company’s first anti-cancer drug launched in July 2006, totaled RMB 39.0 million (US$ 5.1 million) in the first quarter of 2007, representing 12.5% of the Company’s total revenue.

Gross margin for the first quarter of 2007 was 81.7%, as compared to 78.8 % in the corresponding period a year ago. The higher gross margin was primarily due to the continued sales growth of higher margin products Bicun and Endu.

Research and development expenses in the first quarter of 2007 totaled RMB 13.7 million (US$ 1.8 million), an increase of 19.5% from RMB 11.5 million for the corresponding period a year ago;

Sales and marketing expenses were RMB 136.3 million (US$ 17.6 million) for the first quarter of 2007, an increase of 25.9 % from RMB 108.3 million for the corresponding period a year ago. The increase was directly related to the increase of sales;

General and administrative expenses were RMB 30.9 million (US$ 4.0 million) for the first quarter of 2007, an increase of 14.6% from RMB 27.0 million for the corresponding period a year ago.

Share-based compensation expenses, which were allocated to research and development expenses, sales and marketing expenses, and general and administrative expenses, respectively, based on the nature of the work the Company’s employees were assigned to perform, totaled RMB 6.8 million (US$ 0.9 million ) for the first quarter of 2007.

Operating income was RMB 74.0 million (US$ 9.6 million) for the first quarter of 2007, as compared to RMB 40.0 million for the corresponding period of 2006.

Interest expense was RMB 4.0 million (US$ 0.5 million) for the first quarter of 2007, compared to RMB 2.4 million for the corresponding period a year ago. The higher interest expense is due to the increased average balance of the Company’s short-term loan for the first quarter of 2007.

Net income was RMB 66.9 million (US$ 8.7 million) for the first quarter of 2007, compared to RMB 26.2 million in the corresponding period a year ago. The Company’s net margin increased to 21.4% for the first quarter of 2007 compared to 11.0% for the corresponding period a year ago.

The basic earnings per ADS for the first quarter of 2007 was RMB 1.34 (US$ 0.17), the diluted earnings per ADS for the first quarter of 2007 was RMB 1.30 (US$ 0.17), compared to basic and diluted earnings per ADS of RMB 0.74 for the corresponding period a year ago. 1 ADS represents 2 ordinary shares.

Net income excluding share-based compensation expenses (non-GAAP) was RMB 73.8 million (US$ 9.6 million) in the first quarter of 2007, representing a 181.7% increase from the first quarter of 2006.

As of March 31, 2007, the Company had cash of RMB 102.3 million (US$ 13.3 million). Outstanding short-term loan was RMB 288.0 million (US$ 37.3 million). In April 2007, the Company received net proceeds of approximately US$162 million from its initial public offering on the New York Stock Exchange.

Financial Outlook

Based on current operating and market conditions, Simcere’s targeted total revenues for the full year 2007 are expected to be between RMB1.33 billion (US$172.2 million) and RMB1.4 billion (US$181.3 million) and Simcere’s target annual net income for the full year 2007 is expected to be between RMB270 million (US$35.0 million) and RMB280 million (US$36.3 million).

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, Simcere’s management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Simcere’s management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the projected full year 2007 data regarding the total net revenues and net income are forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the first quarter 2007 earnings at 8 pm Eastern Time, May 15, 2007 (Beijing/Hong Kong time: May 16, 2007 at 8 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions.

Dial-in details for the earnings conference call are as follows:

US toll free dial in number:	866-713-8310
US toll dial in number:	617-597-5308
HK toll dial in number:	+852-3002-1672
Pass code for all regions:	Simcere

Following the earnings conference call, an archive of the call will be available by dialing:

US toll free dial in number:	888-286-8010
International dial in number:	617-801-6888
Pass code:	73035007

The conference call will also be available on web site http://www.simcere.com for seven days.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group is a leading manufacturer and supplier of branded generic pharmaceuticals in the rapidly growing China market. In recent years, Simcere Pharmaceutical Group has focused its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic anti-stroke medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere Pharmaceutical Group currently manufactures and sells 35 pharmaceutical products including antibiotics, anti-cancer medication and anti-stroke medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit http://www.simcere.com .

Investor and media Contact:

In China:

    Eric Wang-Lam Cheung

    Vice President, Investor Relations

    Simcere Pharmaceutical Group

    Tel: +86-25-8556 6666 ext. 8898

    Email: eric.cheung@simcere.com

In the United States

    Sarah Lubman

    Brunswick Group LLC

    Tel: +1-212-333-3810

    Email: ir@simcere.com

SIMCERE PHARMACEUTICAL GROUP

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED, AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND PER ADS DATA)

	Period ended March 31,
	2006	2007	2007
	RMB	RMB	USD
Product revenues	237,076	312,272	40,433
Cost of materials and production	(50,339)	(57,267)	(7,415)

Gross profit	186,737	255,005	33,018

Operating expenses:
Research and development expenses	(11,499)	(13,746)	(1,780)
Sales, marketing and distribution expenses	(108,279)	(136,303)	(17,649)
General and administrative expenses	(26,982)	(30,930)	(4,005)

Income from operations	39,977	74,026	9,584

Interest income	212	486	63
Interest expense	(2,440)	(4,003)	(518)

Income before income tax expense and minority interests	37,749	70,509	9,129

Income tax expense	(14,631)	(1,476)	(191)

Income before minority interests	23,118	69,033	8,938
Minority interests	3,078	(2,088)	(270)

Net income	26,196	66,945	8,668

Earnings per share:
Basic	0.37	0.67	0.09

Diluted	0.37	0.65	0.08

Earnings per ADS:
Basic	0.74	1.34	0.17

Diluted	0.74	1.30	0.17

SIMCERE PHARMACEUTICAL GROUP

CONSOLIDATED BALANCE SHEETS

(UNAUDITED, AMOUNTS EXPRESSED IN THOUSANDS)

	Dec 31, 2006	Mar 31, 2007	Mar 31, 2007

	RMB	RMB	USD
Assets

Current assets

Cash	106,027	102,334	13,250
Pledged bank deposits	20,787	15,100	1,955
Accounts receivable, net of allowance for doubtful accounts	61,723	99,723	12,912
Bills receivable	101,058	109,756	14,211
Inventories	39,483	34,847	4,512
Prepaid expenses and other current assets	79,192	86,759	11,234
Amounts due from related parties	434	432	56
Deferred income taxes	2,725	2,247	291

Total current assets	411,429	451,198	58,421
Property, plant and equipment, less accumulated depreciation	267,054	274,450	35,536
Land use rights	82,522	81,546	10,559
Deposits for purchase of property, plant and equipment	4,056	2,761	357
Intangible assets, net	163,148	160,142	20,735
Goodwill	100,634	98,545	12,760
Deferred income taxes	5,704	5,915	766

Total assets	1,034,547	1,074,557	139,134

Liabilities

Current liabilities
Short-term bank loans and borrowings	333,000	288,000	37,290
Accounts and bills payable	20,089	12,356	1,600
Accrued payroll and employee benefits	23,766	20,724	2,683
Other payables and accrued liabilities	169,874	191,091	24,743
Amounts due to related parties	1,352	1,035	134
Income taxes payable	20,092	21,942	2,841

Total current liabilities	568,173	535,148	69,291
Deferred income taxes	23,634	22,877	2,962

Total liabilities	591,807	558,025	72,253
Minority interests	—	—	—
Shareholders’ equity
Contributed capital	7,909	7,909	1,024
Additional paid-in capital	265,964	272,811	35,324
Retained earnings	168,867	235,812	30,533

Total shareholders’ equity	442,740	516,532	66,881
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	1,034,547	1,074,557	139,134

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB 7.7232 on March 31, 2007, The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO

THE NEAREST COMPARABLE GAAP MEASURES (*)

(UNAUDITED, EXPRESSED IN RMB THOUSANDS)

	Three months ended March 31, 2006			Three months ended March 31, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income from operations	39,977		39,977	74,026	6,847	80,873
Net income	26,196		26,196	66,945	6,847	73,792

(*)	The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, Simcere’s management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Simcere’s management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.